NEW PLUTO GLOBAL, INC.

c/o Paramount Global

1515 Broadway

New York, New York 10036

(212) 258-6000

November 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Delaying Amendment for New Pluto Global, Inc. Registration Statement on Form S-4 (File No. 333-282985)

Dear Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), New Pluto Global, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form S-4 (the “Registration Statement”) relating to the proposed transaction among Paramount Global, Skydance Media, LLC, a California limited liability company (“Skydance”), and certain affiliates of investors of Skydance. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 4, 2024 (Accession Number 0001193125-24-250679). The following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the facing page of the Registration Statement:

“The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York on the 8th day of November 2024.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Hui Lin or Katharine Thompson of Simpson Thacher & Bartlett LLP, counsel to the Registrant, at (212) 455-7862 or (202) 636-5860, respectively.

Regards,

/s/ Caryn Groce

Caryn Groce

Executive Vice President, Acting General Counsel and Secretary

New Pluto Global, Inc.

cc:	Eric M. Swedenburg, Esq. Simpson Thacher & Bartlett LLP

Katherine M. Krause, Esq. Simpson Thacher & Bartlett LLP

Xiaohui (Hui) Lin, Esq. Simpson Thacher & Bartlett LLP

Katharine L. Thompson, Esq. Simpson Thacher & Bartlett LLP

Faiza J. Saeed, Esq. Cravath, Swaine & Moore LLP

Daniel J. Cerqueira, Esq. Cravath, Swaine & Moore LLP

Claudia J. Ricciardi, Esq. Cravath, Swaine & Moore LLP

Stephanie Kyoko McKinnon, Esq. Skydance Media, LLC

Justin G. Hamill, Esq. Latham & Watkins LLP

Bradley C. Faris, Esq. Latham & Watkins LLP

Ian Nussbaum, Esq. Latham & Watkins LLP

Max Schleusener, Esq. Latham & Watkins LLP